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                                                                  Exhibit (m)(1)

                      RESTATED RULE 12B-1 DISTRIBUTION PLAN

I.   Investment Company: Advantus Series Fund, Inc.

II.  Portfolios and Classes of Advantus Series Fund in the Distribution Plan

          Bond Portfolio, Class 2
          Money Market Portfolio
          Mortgage Securities Portfolio, Class 2
          Index 500 Portfolio, Class 2
          Index 400 Mid-Cap Portfolio, Class 2
          Real Estate Securities Portfolio, Class 2
          International Bond Portfolio, Class 2

                        PREAMBLE TO THE DISTRIBUTION PLAN

Advantus Series Fund, Inc. ("Fund") is an open-end management investment company organized as a Minnesota corporation, which offers the shares of its Portfolios (the "Portfolio" or "Portfolios") to certain life insurance companies ("Insurance Companies") for allocation to their separate accounts which have been established for the purpose of funding variable annuity contracts and variable life insurance policies (collectively, "Variable Contracts").

The following Distribution Plan (the "Plan") has been adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940 (the "Act") by the Fund for the shares of its Portfolios and Classes listed above ("Shares"). The "Effective Date of the Plan" is May 1, 2000. The Plan has been approved by a majority of the Board of Directors of the Fund (the "Board"), including a majority of the Board who are not interested persons of the Fund and who have no direct financial interest in the operation of the Plan (the "non-interested Board members"), cast in person at a meeting called for the purpose of voting on such Plan. With respect to each Portfolio/Class, this Plan has been adopted prior to any public offering of the voting securities of the Portfolio/Class or prior to the sale of such securities to persons who are not affiliated persons of the Fund, affiliated persons of such persons, promoters of the Fund, or affiliated persons of such promoters, or, if not so adopted, this Plan has been approved by a vote of at least a majority of the outstanding voting securities of each such Portfolio/Class.

The Board's approval included a determination that in the exercise of its reasonable business judgment and in light of its fiduciary duties, there is a reasonable likelihood that the Plan will benefit each Portfolio of the Fund and its shareholders.


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                                DISTRIBUTION PLAN

1. The Fund shall pay Securian Financial Services, Inc. ("Distributor"), the Insurance Companies or others, for distribution-related activities primarily intended to sell Shares or Variable Contracts offering Shares. Distribution-related payments made under the Plan may be used for, among other things, the printing of prospectuses and reports used for sales purposes, preparing and distributing sales literature and related expenses, advertisements, education of Variable Contract owners or dealers and their representatives, trail commissions, and other distribution-related expenses, including a prorated portion of the overhead expenses of the Distributor or the Insurance Companies which are attributable to the distribution of these Variable Contracts. Distributor may undertake such activities directly or may compensate others for undertaking such activities. Payments made under the Plan may also be used to pay Insurance Companies, dealers or others for non-distribution services, including, among other things, responding to inquiries from owners of Variable Contracts regarding the Fund, printing and mailing Fund prospectuses and other shareholder communications to existing Variable Contract owners, direct communications with Variable Contract owners regarding Fund operations and Portfolio composition and performance, furnishing personal services or such other enhanced services as the Fund or a Variable Contract may require, or maintaining customer accounts and records. Agreements for the payment of fees to the Distributor, Insurance Companies or others shall be in a form which has been approved from time to time by the Board, including the non-interested Board members.

2. The amount paid by the Fund shall be .25% per annum of the average daily net assets of the Fund's Shares in each Portfolio (or Class thereof) covered by this Distribution Plan. These payments shall be made quarterly by the Fund to Distributor, the Insurance Companies or others.

3. Distributor, Insurance Companies or others shall furnish to the Board, for its review, on a quarterly basis, a written report of the monies paid to it, to the Insurance Companies or others under the Plan. The Distributor, Insurance Companies or others shall furnish the Board with such other information as the Board may reasonably request in connection with the payments made under the Plan including those distributions or payments made to others by the recipient.

4. The Plan shall continue in effect for a period of more than one year with respect to the Fund only so long as such continuance is specifically approved at least annually by a vote of the Board, including the non-interested Board members, cast in person at a meeting called for the purpose of voting on the Plan and its continuance.

5. The Plan, and any agreements entered into pursuant to this Plan, may be terminated with respect to the Shares of the Fund (or any Portfolio or Class thereof) at any time without penalty, by vote of a majority of the outstanding Shares of the Fund (or such Portfolio or Class) or by vote of a majority of the non-interested Board members, on not more than sixty (60) days' written notice, or by the Distributor on not more than sixty (60) days' written notice, and shall terminate automatically in the event of any act that constitutes an assignment of the Management agreement between the Fund and the Fund's Adviser.


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6. The Plan, and any agreements entered into pursuant to this Plan, may not be amended to increase materially the amount to be spent by the Fund pursuant to Paragraph 2 hereof without approval by a majority of the outstanding Shares of each Portfolio and Class affected thereby.

7. All material amendments to the Plan, or any agreements entered into pursuant to this Plan, shall be approved by a vote of the non-interested Board members cast in person at a meeting called for the purpose of voting on any such amendment.

8. So long as the Plan is in effect, the selection and nomination of the Fund's non-interested Board members shall be committed to the discretion of such non-interested Board members.

9. This Plan is a compensation type plan of distribution. It does not require the Distributor or other recipient of payments to maintain any specific level of expenditures, nor is the Distributor or other recipient precluded from earning a profit. Nothing in this Plan limits the ability of the Distributor, the Portfolios' investment adviser, or others to utilize their own funds in connection with the promotion of sales of Portfolio Shares.


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